Exhibit 10.19

R.R. DONNELLEY & SONS COMPANY

PERFORMANCE UNIT AWARD (2004 PIP)

This Performance Unit Award (“Award”) is granted as of March 25, 2004, by R. R. Donnelley & Sons Company (the “Company”) to                      (“Grantee”) and is modified and clarified in certain respects as of March 24, 2005.

1. Grant of Award. The Company hereby credits to Grantee              stock units (the “Performance Units”), subject to the restrictions and on the terms and conditions set forth herein. This Award is made pursuant to the provisions of the R. R. Donnelley & Sons Company 2004 Performance Incentive Plan (“2004 PIP”). Capitalized terms not defined herein shall have the meanings specified in the 2004 PIP. Grantee shall indicate acceptance of this Award by signing and returning a copy hereof.

2. Determination of Achievement; Distribution of Award.

(a) The number of shares of common stock, par value $1.25 per share, of the Company (the “Common Stock”) payable in respect of one-half of the Performance Units will be determined based on the performance of the Company against the “Cost Savings Matrix,” and one-half will be determined based on the performance of the Company against the “Normalized Earnings Per Share Matrix”, each as shown on Attachment A hereto. Promptly following February 27, 2007 and March 31, 2007, respectively (or promptly following such earlier date as of which, pursuant to Section 4 hereof, a determination of the attainment by the Company of the targets set forth on the Cost Savings Matrix and/or the Normalized Earnings Per Share Matrix is to be made), the Committee (as defined in the 2004 PIP) shall determine whether and to what extent the Cost Savings and Normalized Earnings Per Share targets have been met.

(b) Distribution with respect to this Award shall be made to Grantee as soon as practicable following the determination described in (a) above. Distribution of this Award may be made in Common Stock, cash (based upon the fair market value of the Common Stock on the date of distribution) or any combination thereof as determined by the Committee.

3. Dividends; Voting.

(a) No dividends or dividend equivalents will accrue with respect to the Performance Units.

(b) Grantee shall have no rights to vote shares of common stock represented by the Performance Units unless and until distribution with respect to this Award is made in Common Stock pursuant to paragraph 2(b) above.

4. Treatment upon Separation or Termination.

(a) Notwithstanding any other agreement with Grantee to the contrary, if Grantee terminates his employment for Good Reason (as defined in the Grantee’s employment agreement) or the Company terminates the Grantee’s employment without

Cause (as defined in the Grantee’s employment agreement) (i) the measurement date for purposes of calculating the number of shares of Common Stock payable in respect of those Performance Units that are linked to Cost Savings shall be the date of termination and (ii) the Performance Units that are linked to Normalized Earnings Per Share shall vest and be payable, if at all, on the same terms and conditions that would have applied had Grantee’s employment not terminated (i.e., performance measured on March 31, 2007).

(b) Notwithstanding any other agreement with Grantee to the contrary, if Grantee’s employment terminates by reason of death or Disability (as defined as “total and permanent” disability under the Company’s long-term disability plan for senior executives), fifty percent of any unvested Performance Units shall vest and become payable, assuming the attainment of target performance (100% achievement) or, if greater, based on actual performance through the date of death or determination of Disability.

(c) Notwithstanding any other agreement with Grantee to the contrary, if Grantee’s employment is terminated by the Company for Cause or is terminated by Grantee other than for Good Reason, any unvested Performance Units shall be forfeited.

5. Treatment upon Change in Control. Notwithstanding any other agreement with Grantee to the contrary, upon the Acceleration Date associated with a Change in Control, all of the Performance Units shall vest and become payable with respect to that number of shares of Common Stock that would be payable at target performance (100% achievement) or, if greater, based on actual performance through the Acceleration Date (which, in the case of the Performance Units that are based on the Normalized Earnings Per Share Matrix, will be reasonably determined based upon the Company’s internal forecasts on the Acceleration Date through the end of March 31, 2007).

6. Withholding Taxes.

(a) As a condition precedent to the issuance to Grantee of any shares of Common Stock pursuant to this Award, the Grantee shall, upon request by the Company, pay to the Company such amount of cash as the Company may be required, under all applicable federal, state, local or other laws or regulations, to withhold and pay over as income or other withholding taxes (the “Required Tax Payments”) with respect to the Award. If Grantee shall fail to advance the Required Tax Payments after request by the Company, the Company may, in its discretion, deduct any Required Tax Payments from any amount then or thereafter payable by the Company to Grantee.

(b) Grantee may elect to satisfy his obligation to advance the Required Tax Payments by any of the following means: (1) a cash payment to the Company, (2) delivery to the Company of previously owned whole shares of Stock for which Grantee has good title, free and clear of all liens and encumbrances, having a fair market value, determined as of the date the obligation to withhold or pay taxes first arises in connection with the Award (the “Tax Date”), equal to the Required Tax Payments, or (3) directing the Company to withhold a number of shares of Common Stock otherwise issuable to Grantee pursuant to this Award having a fair market value, determined as of the Tax

Date, equal to the Required Tax Payments or any combination of (1)-(3). Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by Grantee. No certificate representing a share of Common Stock shall be delivered until the Required Tax Payments have been satisfied in full. For purposes of this Award, the fair market value of a share of Common Stock on a specified date shall be determined by reference to the average of the high and low transaction prices in trading of the Common Stock on such date as reported in the New York Stock Exchange-Composite Transactions, or, if no such trading in the Common Stock occurred on such date, then on the next preceding date when such trading occurred.

7. Miscellaneous

(a) The Company shall pay all original issue or transfer taxes with respect to the issuance or delivery of shares of Common Stock pursuant hereto and all other fees and expenses necessarily incurred by the Company in connection therewith, and will use reasonable efforts to comply with all laws and regulations which, in the opinion of counsel for the Company, shall be applicable thereto.

(b) Nothing in this Award shall confer upon Grantee any right to continue in the employ of the Company or any other company that is controlled, directly or indirectly, by the Company or to interfere in any way with the right of the Company to terminate Grantee’s employment at any time.

(c) No interest shall accrue at any time on this Award or the Performance Units.

(d) This Award shall be governed in accordance with the laws of the state of Illinois.

(e) This Award shall be binding upon and inure to the benefit of any successor or successors to the Company.

(f) Neither this Award nor the Performance Units nor any rights hereunder or thereunder may be transferred or assigned by Grantee other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or other procedures approved by the Company. Any other transfer or attempted assignment, pledge or hypothecation, whether or not by operation of law, shall be void.

(g) The Committee, as from time to time constituted, shall have the right to determine any questions which arise in connection with this Agreement or the Performance Units. This Agreement and the Performance Units are subject to the provisions of the Plan and shall be interpreted in accordance therewith.

(h) If there is any inconsistency between the terms and conditions of this Award and the terms and conditions of the Employment Agreement, the terms and conditions of the Employment Agreement shall control.

IN WITNESS WHEREOF, the Company has caused this Award to be duly executed by its duly authorized officer.

R. R. DONNELLEY & SONS COMPANY

By:
Name:
Title:

Accepted:

Attachment A

COST SAVINGS MATRIX

Performance against this matrix shall be measured on February 27, 2007. Performance Units related to this performance objective will be vested and payable based on achievement of the Cost Savings targets set forth below, interpolating the multiple for Cost Savings between $100 million and $300 million.

Annualized Run Rate of Cost Savings	Multiple of Performance Units Payable
Not less than $100 million	100%
$200 million	200%
$300 million or more	300%

“Cost Savings” shall be calculated by measuring the actual incremental savings effected through actions implemented by the Company between January 1, 2004 and February 27, 2007, with respect to categories such as, but not limited to, net headcount reductions, purchasing synergies, rationalization of facilities and rationalization of information technology systems, as are reasonably expected to recur, on an annual basis, for the foreseeable future. In determining Cost Savings, the Committee may, after consultation with the Grantee, make equitable adjustments to reflect extraordinary events as it shall reasonably deem necessary and appropriate to avoid any increase or diminution in the opportunity conveyed by the portion of the Performance Units subject to the Cost Savings Matrix.

NORMALIZED EARNINGS PER SHARE MATRIX:

Performance against this matrix shall be measured over the fifth through twelfth full calendar quarters after February 27, 2004. Performance Units related to this performance objective will be vested and payable at the end of such performance period, to the extent the applicable average annual normalized EPS objectives are achieved, interpolating the multiple for EPS between $1.89 and $2.09. Normalized earnings shall be determined by excluding from the calculation of earnings (i) contingent liabilities for which prior management did not reserve, including, without limitation, pending litigations, (ii) decreased earnings resulting from changes in accounting principles, including, without limitation, the requirement that stock options and other equity awards should be expensed (or, where applicable, should be expensed differently than under prior practices at the Company), and (iii) unusual items not expected to occur in the ordinary course of business or unrelated to the ongoing operation of the business, including, without limitation, acquisition related charges, restructuring and restructuring related charges that are not currently determinable, or gains or losses from asset sales.

Average Annual Normalized EPS	Percentage of Performance Units Payable
At least $1.89	100%
$1.99	200%
$2.09 or more	300%

Normalized Earnings Per Share shall be adjusted by the Committee, as it shall deem reasonably necessary and appropriate, to avoid any increase or diminution in the opportunity conveyed by the portion of the Performance Units subject to the Normalized Earnings Per Share Matrix that could result from any acquisition or disposition of any business or division (whether by merger, stock purchase or sale, sale or purchase of assets, or otherwise) made by the Company.